Exhibit 99.34

For Immediate Release

Novadaqand KCI SignCommercialization Agreements

for the SPY System

Toronto, Ontario – November 30, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time imaging systems for use in the operating room, announced today that the company has signed exclusive multi-year sales and marketing agreements with Kinetic Concepts, Inc. (KCI), and its LifeCell business unit, for the commercialization of Novadaq’s SPY®System in additional surgical and wound care applications.

The SPYfluorescence imaging system enables surgeons to assess tissue perfusion in real-time during a wide variety of procedures, which is critical to the success of tissue survival and healing. This technology complements the KCI product portfolio, as adequate tissue perfusion is required for tissue regeneration and is essential to the successful treatment of wounds.

“The alliance with KCI represents Novadaq’s third commercial agreement with a market leader. KCIhas a strong history of providing the best in class technologies for the care of complex wounds and reconstructive procedures, making them the perfect partner to drive the adoption of SPY in this large market”, said Dr. Arun Menawat, Novadaq President & CEO.

KCI will pay Novadaq exclusivity payments consisting of $3.0 million upfront and additional milestone payments. KCI and Novadaq will share on-going sales revenues from SPY Systems and the disposable products required to perform SPY procedures. The new sales and marketing agreements range in length from six to seven years and cover territories including North America, Europe and Japan.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT endoscopic technology, autofluorescence technology and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: LifeCell™ is a business unit and trademark of Kinetic Concepts, Inc. Intuitive Surgical and da Vinci are registered trademarks of Intuitive Surgical.

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Investor Relations Contact

David C. Martin

Vice President, Business Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com